Filed by BlueRiver Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: BlueRiver Acquisition Corp.
Commission File No. 001-39961
Date: February 7, 2024

The following press release was released by BlueRiver Acquisition Corp. on February 7, 2024.

BlueRiver Acquisition Corp. Receives Commencement of Delisting Notice From NYSE American; Announces Extension of Merger Agreement

NEW YORK, February 7, 2024 (Businesswire) – BlueRiver Acquisition Corp. (NYSE American: BLUA) (the “Company”) announces that, as disclosed in the Company’s Current Report on Form 8-K filed on February 7, 2024 with the United States Securities and Exchange Commission, the Company received a letter from the NYSE American LLC (“NYSE American” or the “Exchange”) on February 2, 2024, stating that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s Common Stock, Units and Rights (collectively, the “Securities”) pursuant to Sections 119(b) and 119(f) of the NYSE American Company Guide because the Company failed to consummate a business combination within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the Company specified in its registration statement.

The Company has a right to request that a Committee of the Board of Directors of the Exchange review the delisting determination, provided a written request for such review is requested no later than February 9, 2024. The Company intends to make a request for the review of the delisting determination. At this time, the Securities have not been suspended and will continue to trade.

The Company also announced that on February 2, 2024, the Company and Spinal Stabilization Technologies, LLC (“SST”) agreed to extend the date on which the Company’s previously disclosed Agreement and Plan of Merger, dated July 21, 2023, with SST and BLUA Merger Sub LLC (the “Merger Agreement”) may be terminated by the parties if the Closing (as defined in the Merger Agreement) has not occurred from February 2, 2024 until March 31, 2024.

About BlueRiver Acquisition Corp.

BlueRiver Acquisition Corp. is a special purpose acquisition company domiciled in the Cayman Islands formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, please visit http://blueriverspac.com/.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the transactions contemplated by the Merger Agreement, the Company has filed a Registration Statement with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of the Company, but such Registration Statement has not yet become effective. The Company also plans to file other documents with the SEC regarding the transactions contemplated by the Merger Agreement. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company. SHAREHOLDERS OF THE COMPANY AND SST ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and SST once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the transactions contemplated by the Merger Agreement. SST and its respective officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of the Company, as well as other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus contained in the Registration Statement, as it may be further amended and declared effective, and other relevant materials that may be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the Merger Agreement, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company or SST, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This press release contains certain forward-looking statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations concerning the Company's performance, business and future events. Such forward looking statements are based on management's expectations, beliefs and forecasts concerning future events impacting the Company. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause actual results to differ materially from the from the plans, objectives, expectations, estimates and intentions expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

John Gregg

admin@blueriverspac.com